July 13, 2009
BY EDGAR AND OVERNIGHT DELIVERY
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Celanese Corporation Form 10-K for the Fiscal Year Ended December 31, 2008 Form 10-Q for the Fiscal Quarter Ended March 31, 2009 File No. 001-32410
Dear Mr. Decker:
          This letter is submitted by Celanese Corporation (the “Company”) in response to the additional comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) in its letter to the Company dated June 26, 2009 (the “Comment Letter”), which requested a response from the Company relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “10-K”), and Form 10-Q for the fiscal quarter ended March 31, 2009 (the “10-Q”). For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with the Staff’s comments presented in bold italicized text, each of which is followed by the Company’s response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008
General
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.
Response: We have included in our responses below proposed revisions to the Company’s disclosures. We advise the Staff that in future filings, including interim filings, as applicable, the Company will modify its disclosures in accordance with these proposed revisions.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 35
Critical Accounting Policies and Estimates, page 57
Recoverability of Long-Lived Assets, page 57
2.	We have read your response to comment two from our letter dated May 28, 2009. Please enhance your disclosures accordingly:

•	It is still not clear how you determine the appropriate discount rates to apply in your intangible asset impairment analysis. Please describe your process of selecting the appropriate discount rates and any other considerations that apply;
Response: In future filings the Company will disclose the information, included in Example Disclosure below, under the heading Recoverability of Long-Lived Assets in the discussion of its Critical Accounting Policies and Estimates. The underlined portion of the text in the Example Disclosure is to highlight changes to the existing disclosure.
•	Please expand your discussion of the significant estimates and assumptions used to determine future undiscounted cash flows and fair value to discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions and whether certain estimates and assumptions are more subjective than others; and
Response: In future filings the Company will expand its Critical Accounting Policies and Estimates asset recoverability disclosures as in Example Disclosure below. In addition, with the January 1, 2009 adoption of Statement of Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements, the Company will provide a number of new disclosures in its future filings. The Company believes these new disclosures will provide investors with further visibility into the sensitivity and subjectivity of the Company’s fair value measurements. We have not attempted to include the SFAS No. 157 disclosures in the Example Disclosure as it is not clear what specific industry and Company-specific factors may exist at the date impairment testing is performed.

•	While we note that you have indicated that the methodologies used for valuing goodwill and intangibles have not changed since the prior year. Please confirm that you will highlight the changes in assumptions used since prior year and the impact of these changes in assumptions on the value of goodwill and intangibles.
Response: We confirm to the Staff that in future filings the Company will highlight material changes in assumptions used and the related impact of changes in the assumptions on the value of goodwill and intangible assets.
Example Disclosure
Recoverability of Long-Lived Assets
          Recoverability of Goodwill and Indefinite-Lived Intangible Assets
We test for impairment of goodwill at the reporting unit level. Our reporting units are either our operating segments or one level below our operating segments where discrete financial information is available for our reporting units and operating results are regularly reviewed by segment management. Our business units have been designated as our reporting units based on segment management’s review of and reliance on the business unit financial information and include Advanced Engineered Materials, Acetate Products, Nutrinova, Emulsions, Celanese EVA Performance Polymers (formerly AT Plastics) and Acetyl Intermediates businesses. We assess the recoverability of the carrying value of our goodwill and indefinite-lived intangible assets annually during the third quarter of our fiscal year using June 30 balances or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable. Recoverability of goodwill and other indefinite-lived intangible assets is measured using a discounted cash flow model incorporating discount rates commensurate with the risks involved for each reporting unit. Use of a discounted cash flow valuation model is common practice in impairment testing in the absence of available transactional market evidence to determine the fair value. The key assumptions used in the discounted cash flow valuation model include discount rates, growth rates, cash flow projections and terminal value rates. Discount rates, growth rates and cash flow projections are the most sensitive and susceptible to change as they require significant management judgment. Discount rates are determined by using a weighted average cost of capital (WACC). The WACC considers market and industry data as well as Company-specific risk factors for each reporting unit in determining the appropriate discount rates to be used. The discount rate utilized for each reporting unit is indicative of the return an investor would expect to receive for investing in such a business. Operational management, considering industry and Company-specific historical and projected data, develops growth rates and cash flow projections for each reporting unit. Terminal value rate determination follows common methodology of capturing the present value of perpetual cash flow estimates beyond the last projected period assuming a constant WACC and low long-term growth rates. If the calculated fair value is less than the current carrying value, impairment of the reporting unit may exist. If the recoverability test indicates potential impairment, the Company calculates an implied fair value of goodwill for the reporting unit. The implied fair value of goodwill is determined in a manner similar to how goodwill is calculated in a business combination. By allocating the estimated fair value of the reporting unit as calculated in the recoverability test to the individual assets and liabilities as if the reporting unit was being acquired in a business combination. If the implied fair value of goodwill exceeds the carrying value of goodwill assigned to the reporting unit, there is no impairment. If the carrying value of goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded to write down the carrying value. An impairment loss cannot exceed the carrying value of goodwill assigned to a reporting unit but may indicate certain long-lived and amortizable intangible assets associated with the reporting may require additional impairment testing.
Management tests indefinite-lived intangible assets utilizing the relief from royalty method to determine the estimated fair value for each indefinite-lived intangible asset. The relief from royalty method estimates the Company’s theoretical royalty savings from ownership of the intangible asset. Key assumptions used in this model include discount rates, royalty rates, growth rates, sales projections and terminal value rates. Discount rates, royalty rates, growth rates and sales projections are the assumptions most sensitive and susceptible to change as they require significant management judgment. Discount rates used are similar to the rates estimated by the WACC considering any differences in Company-specific risk factors. Royalty rates are established by management and are periodically substantiated by third-party valuation consultants. Operational management, considering industry and Company-specific historical and projected data, develops growth rates and sales projections associated with each indefinite-lived intangible asset. Terminal value rate determination follows common methodology of capturing the present value of perpetual sales estimates beyond the last projected period assuming a constant WACC and low long-term growth rates.
For all significant goodwill and indefinite-lived intangible assets, the estimated fair value of the asset exceeded the carrying value of the asset by a substantial margin at the date of the most recent impairment test. We periodically engage third-party valuation consultants to assist us with the valuation process.

          Recoverability of Long-Lived and Amortizable Intangible Assets
We assess the recoverability of long-lived and amortizable intangible assets whenever events or circumstances indicate that the carrying value of the asset may not be recoverable. Examples of a change in events or circumstances include, but are not limited to, a decrease in the market price of the asset, a history of cash flow losses related to the use of the asset or a significant adverse change in the extent or manner in which an asset is being used. To assess the recoverability of long-lived and amortizable intangible assets we compare the carrying amount of the asset or group of assets to the future net undiscounted cash flows expected to be generated by the asset or asset group. Long-lived and amortizable intangible assets are tested for recognition and measurement of an impairment loss at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. If such assets are considered impaired, the impairment recognized is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.
The development of future net undiscounted cash flow projections requires management projections related to sales and profitability trends and the remaining useful life of the asset. Projections of sales and profitability trends are the assumptions most sensitive and susceptible to change as they require significant management judgment. These projections are consistent with projections we use to manage our operations internally. When impairment is indicated, a discounted cash flow valuation model similar to that used to value goodwill at the reporting unit level, incorporating discount rates commensurate with risks associated with each asset, is used to determine the fair value of the asset to measure potential impairment. The Company believes the assumptions used are reflective of what a market participant would have used in calculating fair value.
Valuation methodologies utilized to evaluate goodwill and indefinite-lived intangible, amortizable intangible and long-lived assets for impairment were consistent with prior periods. Specific assumptions discussed above are updated at the date of each test to consider current industry and Company-specific risk factors from the perspective of a market participant. The current business environment is subject to evolving market conditions and requires significant management judgment to interpret the potential impact to the Company’s assumptions. To the extent market changes result in adjusted assumptions, impairment losses may occur in future periods.

Financial Statements and Supplementary Data, page 61
Quarterly Financial Information, page 62
3.	We have read your response to comment five from our letter dated May 28, 2009. While we note that you included a note that references your MD&A for the annual periods presented, your quarterly data table should still discuss material non-recurring “quarterly” adjustments. Your disclosure should specifically identify the factors that affected each quarterly period. Your current annual disclosure does not provide enough information to determine which other (gains) charges impacted each quarter. Please revise your quarterly data to include disclosures required by Item 302(A)(3) of Regulation S-K.
Response: In future filings the Company will add narrative disclosure to its Other (charges) gains, net line item, included in its quarterly data table, to discuss extraordinary, unusual or infrequently occurring adjustments that materially impact its quarterly results. Included below is an example of the Company’s proposed disclosure of the 2008 quarterly results to be included in the financial statements in the Company’s Form 10-K for the fiscal year ending December 31, 2009. Future periods will be presented in a consistent manner.

Quarterly Financial Information
CELANESE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2008	2008	2008	2008
	(Unaudited)
	(In $ millions, except per share data)
Net sales	1,846	1,868	1,823	1,286
Other (charges) gains, net	(16)	(7)	(1)[1]	(84)[2]
Operating profit (loss)	234	207	151	(152)
Earnings (loss) from continuing operations before tax and minority interests	218	247	152	(183)
Earnings (loss) from continuing operations	145	203	164	(140)
Earnings (loss) from discontinued operations	—	(69)	(6)	(15)
Net earnings (loss)	145	134	158	(155)
Earnings (loss) per share — basic	0.93	0.87	1.05	(1.09)
Earnings (loss) per share — diluted	0.87	0.80	0.97	(1.09)

1	Consists principally of $21 million in impairment charges and $23 million in insurance recoveries. The impairment charges are associated with the sale of the Company’s Pampa, Texas plant. The insurance recoveries were received during the quarter from the Company’s reinsurers in partial satisfaction of loss claims resulting from the previously announced outage at the Company’s Clear Lake, Texas acetic acid facility.

2	Consists principally of $92 million in impairment charges and $15 million in insurance recoveries. The impairment charges are associated with the potential closure of the Company’s acetic acid and vinyl acetate monomer (“VAM”) production facility in Pardies, France, the VAM production unit in Cangrejera, Mexico and certain other facilities. The insurance recoveries reflect amounts received from the Company’s reinsurers in partial satisfaction of loss claims resulting from the previously announced outage at the Company’s Clear Lake, Texas acetic acid facility.
For additional discussion of material events affecting performance in each quarter, see Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Financial Statements
15. Benefit Obligations, page F-26
4.	We have read your response to comment nine from our letter dated May 28, 2009. As you indicate, paragraph 7 of SFAS 132(R) states that a U.S. reporting entity may combine disclosures about pension plans or other postretirement benefit plans outside the U.S. with those for U.S. plans unless the benefit obligations of the plans outside the U.S. are significant relative to the total benefit obligation and those plans use significantly different assumptions. Given that your pensions plans and other postretirement plans outside the U.S. represent approximately 22% of your total obligation and your disclosures on page F-29 indicate that you have significantly different assumptions, please provide us with a comprehensive explanation of your consideration of paragraph 7 of SFAS 132(R) in determining that you do not need to provide separate disclosures for U.S. and International plans.
Response: The Company’s consideration of the provisions of paragraph 7 of Statement of Financial Accounting Standards No. 132(R), Employers’ Disclosures about Pensions and Other Postretirement Benefits (“SFAS No. 132(R)”), included an analysis of the Company’s US non-qualified pension plans as well as the US qualified pension plan, though such information was not specifically disclosed in footnote 15 beginning on page F-26 of the 10-K. The Company’s US qualified and non-qualified pension plans together represent approximately 86% of the Company’s pension plan benefit obligations. SFAS No. 132(R) allows a company to combine disclosures about pension plans or other postretirement benefit plans outside the United States with those for US plans unless the obligations of the plans outside the United States are significant relative to the total benefit obligation and those plans use significantly different assumptions. The Company continues to believe the non-US pension plans are not significant and therefore, separate disclosure of the non-US pension plans is not necessary, regardless of the differences in assumptions used.
In addition, the Company’s US other postretirement benefit plans represents approximately 90% of the Company’s other postretirement benefit plan benefit obligations.
Due to the significance of the US pension and other postretirement benefit plan liabilities, the Company believes combining disclosures for the pension plans and other postretirement benefit plans outside the United States with those for US plans is consistent with the provisions of paragraph 7 of SFAS No. 132(R) and appropriate given the facts and circumstances.
In future filings, the Company will enhance its disclosures to demonstrate the materiality of the US versus non-US pension plans and other postretirement benefit.

5.	We have read your response to comment nine from our letter dated May 28, 2009. Please help us better understand how your continued use of a 8.5% expected rate of return continues to be appropriate in light of your plan asset allocations. Refer to paragraph 5(d)(3) of SFAS 132(R). In this regard, please address the following:

•	Based on your actual and target plan asset allocations as of December 31, 2007, please explain how you determined that a 8.5% expected rate of return for 2008 would be appropriate. Please provide us with a summary of the analysis you performed which should include your expected rate of return by each asset category as of December 31, 2007; and

•	Based on your actual and target allocations as of December 31, 2008, please explain how you determined that a 8.5% expected rate of return would be appropriate for 2009. Please provide us with a summary of the analysis you performed which should include your expected rate of return by each asset category as of December 31, 2008.
Response: The Company determines the long-term expected rate of return on plan assets by considering the current and expected asset allocations, as well as the historical and expected rates of return on various asset categories in which the plans are invested. As it relates to the Company’s US qualified defined benefit plan, the Company assumed a US equity return of 9.5% based on the following four inputs 1) assumed inflation of 2.5%, 2) assumed real return of 1.75%, 3) 10-year Treasury bond premium over cash returns of 1.0% and 4) equity risk premium over 10-year Treasury bond returns of 4.25%, which includes an expected excess return (net of investment management fees) for active management. The same inputs noted above for the US equities were used as inputs to determine an assumed rate of return of 9.5% for the international equities. The long corporate bond rate of return was assumed to be 6.25% and was developed similarly to the equity rate with the exception that the credit risk spread over 10-year Treasury bonds is assumed to be 1.0%. Based on the target asset allocation of the US qualified defined benefit plan the long term rate of return of 8.5% was derived.
The Capital Market Annual Return Assumption information included below is generated by Towers Perrin’s proprietary Capital Market Simulation Model, CAP: Link. The model simulates interest rates, inflation and asset class returns for up to 20 years and for 500 economic scenarios to generate a range of likely outcomes. The results shown below are the annual average (mean) of these simulations over a 15 year period for each asset class. The Company’s analysis of the long-term expected rate of return on plan assets for the US qualified defined benefit plan for 2007 and 2008 year end reporting also included the following information as provided by Towers Perrin:

2007

	Target	Towers Perrin Capital
	Portfolio	Market Annual Return	Weighted Expected Annual
Asset Class	Allocation	Assumption	Return for Target Portfolio
Large Cap Domestic Equity	46%	9.43%	4.30%
International Equity	23%	9.50%	2.17%
Cash and Equivalents	1%	3.98%	0.06%
Long High Quality Bonds	30%	6.64%	2.00%
Total	100%		8.53%
2008

		Towers Perrin
	Target	Capital
	Portfolio	Market Annual Return	Weighted Expected Annual
Asset Class	Allocation	Assumption	Return for Target Portfolio
Large Cap Domestic Equity	43%	9.14%	3.93%
International Equity	29%	9.30%	2.70%
Long High Quality Bonds	28%	6.44%	1.80%
Total	100%		8.43%
In future filings, the Company will disclose the following information relating to its Critical Accounting Policies and Estimates:
Pension assumptions are reviewed annually on a plan and country-specific basis by third-party actuaries and senior management. Such assumptions are adjusted as appropriate to reflect changes in market rates and outlook. The Company determines the long-term expected rate of return on plan assets by considering the current and expected asset allocations, as well as the historical and expected rates of return on various asset categories in which the plans are invested. A single long-term expected rate of return on plan assets is then calculated for each plan as the weighted average of the target asset allocation and the long-term expected rate of return assumptions for each asset category within each plan.
Differences between actual rates of return of plan assets and the long-term expected rate of return on plan assets are generally not recognized in pension expense in the year that the difference occurs. The Company applies the long-term expected rate of return on plan assets to a market-related value of plan assets to stabilize variability in the plan asset values. Differences between actual returns and the long-term expected rate of return assumptions for each plan are deferred and amortized into pension expense over the average remaining future service of employees.

27. Earnings (Loss) Per Share, page F-61
6.	We have read your response to comment fourteen from our letter dated May 28, 2009. Please also tell us what consideration you gave to FSP EITF 03-06-1 in determining whether these units are participating securities as described in paragraph 60(a) of SFAS 128.
Response: The Company considered the provisions of Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”) Emerging Issues Task Force (“EITF”) No. 03-06-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities (“FSP EITF 03-06-1”), noting the FASB staff concluded in this guidance that the holder of a share-based payment award that includes nonforfeitable rights to dividends or dividend equivalents receives a noncontingent transfer of value each time an entity declares a dividend or dividend equivalent during the contractual period of the share-based payment award. The FASB staff further concluded in FSP EITF 03-06-1 that in contrast, the right to receive dividends or dividend equivalents that the holder will forfeit if the award does not vest does not constitute a participation right. Prior to December 2008, the Company awarded restricted stock units (“RSUs”) to grantees for which the award accumulated dividend equivalents. Those dividend equivalents are forfeited if the grantee does not fulfill the requisite service and/ or the market condition is not met. As such, the Company concluded FSP EITF 03-06-1 and the two-class method of calculating earnings per share is not applicable to the Company’s RSUs. RSUs granted in December 2008 and prospectively do not have the right to participate in dividends or dividend equivalents.
In future filings, the Company will enhance its disclosures to include the fact that dividend equivalents on RSUs granted prior to December 2008 are forfeited if vesting conditions are not met and that RSUs issued since December 2008 do not include the right to participate in dividends or dividend equivalents.
FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009
General
7.	Please address the above comments in your interim filings as well.
Response: We advise the Staff that to the extent applicable the Company’s above responses to the Staff’s questions incorporate the related presentation and disclosures implications to interim filings. To the extent the Company has agreed to modify future filings it will include agreed-upon modifications in the applicable interim presentations and disclosure, as noted above.
* * * *

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
          The Company respectfully believes that this letter addresses the Staff’s comments in the Comment Letter. If you desire further information, please do not hesitate to contact the undersigned by letter or by telephone at (972) 443-4015.
Sincerely,
Steven M. Sterin
Senior Vice President and Chief Financial Officer